January 8, 2013

Karen Rossotto

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Diamond Hill Financial Trends Fund, Inc. Schedule 14A

Dear Karen:

On December 28, 2012, Diamond Hill Financial Trends Fund, Inc. (the “Fund”) filed a preliminary proxy statement on Schedule 14A under the Securities Exchange Act of 1934 relating to a special meeting of the shareholders of the Fund. The meeting has been called by the Board of Directors to conduct a binding vote to approve the liquidation and dissolution of the Fund. On January 7, 2013, you provided oral comments. Please find below the Fund’s responses to your comments. All changes have been incorporated in a definitive proxy statement that is being filed concurrently. For your convenience, I have summarized your comments.

1.    Comment.    On page 8 of the proxy statement under heading “Board Considerations and Recommendations”, please add that a statement that the board concluded that liquidation and dissolution is “in the best interest of the Fund and its shareholders.”

Response.    The requested disclosure has been added.

2.    Comment.    On page 8 of the proxy statement under the heading “Board Considerations and Recommendations”, please clarify whether the factors listed include all material factors.

Response.    The requested disclosure has been added.

3.    Comment.    On page 9 of the proxy statement under the heading “Board Considerations and Recommendations” in the last bullet point, please clarify that shareholders would “potentially” or “likely” benefit.

Response.    The requested disclosure has been added.

4.    Comment.    The Staff inquired of management whether there were currently any pending claims against the Fund and/or the Board.

Response.    There are no pending claims against the Fund and/or the Board.

5.    Comment.    On page 10 of the proxy statement, please add disclosure of when the adviser will stop charging investment advisory fees.

Response.    The requested disclosure has been added.

6.    Comment.    On page 18 of the proxy statement, under the heading “Solicitation of Proxies” please add disclosure of the estimated costs of the solicitation of proxies.

Response.    The requested change has been made.

If you have any questions or additional comments, please call the undersigned at 614-255-3341.

Very truly yours,

Gary R. Young

Treasurer

Diamond Hill Financial Trends Fund, Inc.